Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 14, 2008
Item 3	News Release The news release dated May 14, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported that proven and probable silver reserves at Pirquitas have increased by 43% to 195.1 million ounces.  In addition, tin reserves have increased by 41% to 159.2 million lbs and zinc reserves by 32% to 548.5 million lbs.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 14, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 14th day of May, 2008

May 14, 2008	News Release 08-08

SILVER STANDARD INCREASES PIRQUITAS SILVER RESERVES BY 43%

Vancouver, B.C. -- Silver Standard Resources Inc. reports that proven and probable silver reserves at Pirquitas have increased by 43% to 195.1 million ounces.  In addition, tin reserves have increased by 41% to 159.2 million lbs and zinc reserves by 32% to 548.5 million lbs.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.

The reserve increase is indicative of the geologic potential of the Pirquitas system, and does not incorporate any deepening of the initial pit.  The deposit remains open at depth.  The almost 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities.

The updated reserve estimate incorporates drill data from an additional 74 reverse circulation drill holes totalling 16,850 meters of in-pit and pit wall drilling, uses metal prices of US$11.00/ounce silver, US$5.00/lb tin and US$1.05/lb zinc and is based on a new whittle pit using total operating costs of $22 net smelter returns.  The reserves were estimated by Paul MacRae, P.Eng., a qualified person under National Instrument 43-101, and are set out in the following table.

Pirquitas Proven & Probable Reserves May 2008

Class	Ore (million tonnes)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Proven – in pit	10.7	194.5	0.26	0.70	67.1
Probable – in pit	19.3	201.7	0.20	0.90	125.0
Probable – Jigs *	0.4	234	0.37	0.13	3.0
Total Reserves	30.4				195.1

*      jig tails from prior mining operations.

An updated resource estimate for Pirquitas was prepared by James A. McCrea, P.Geo., a qualified person under National Instrument 43-101, using all available data and a cut-off grade of 50 g/tonne Ag equivalent.  The total Pirquitas resources are set out in the following table and include the proven and probable reserves set out above.

Pirquitas Total Measured, Indicated and Inferred Resources May 2008*

Class	Tonnes (million)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Measured	15.1	152.8	0.20	0.69	74.2
Indicated **	30.1	152.1	0.16	0.82	147.0
Total M&I	45.2	152.3	0.17	0.78	221.2
Inferred	2.4	247.8	0.07	0.78	18.8

*      The measured, indicated and inferred resources represent only the silver dominant mineralization at Pirquitas.  This silver dominant mineralization is located within a broader halo of zinc dominant mineralization, which will be reported in a future resource update.
**      includes jig tails from prior mining operations

At Pirquitas, the construction team is advancing on schedule, with site civil works and foundations nearly complete, equipment delivery on schedule and structural steel being erected.  In addition, the operations team has completed the bulk earthworks, open pit ramps and pit/waste dump access and is currently focused on haul road construction.  The Pirquitas Project is on schedule with plant commissioning to commence in the fourth quarter of this year.

Paul MacRae, Silver Standard Resources Inc. (Silver Standard), is the Qualified Person responsible for proven and probable reserves; and James McCrea, Silver Standard, is the Qualified Person responsible for mineral resources. [Source: Silver Standard Resources Inc.]

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, reserves and resource estimates, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.